June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attn:	Nudrat Salik

Lynn Dicker

Christine Westbrook

Celeste Murphy

Re:	Soaring Eagle Acquisition Corp.

Registration Statement on Form S-4

Dated May 14, 2021

File No. 333-256121

Ladies and Gentlemen:

On behalf of our client, Soaring Eagle Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), we file herewith Amendment No. 1. (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated June 11, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1.

Cover page

1.	Please disclose the post-business combination percentage ownership by holders of New Ginkgo Class B common stock.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 accordingly.

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June 28, 2021

Market and Industry Data, page i

2.

We note your statements that you cannot ensure the accuracy and completeness of market and industry data included in the proxy statement/prospectus, you have not independently verified the data or the underlying assumptions and that shareholders should be aware that any such “market, industry and other similar data may not be reliable.” These statements may imply an inappropriate disclaimer of responsibility with respect to third-party information. Please revise these statements to remove any implication that shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the “Market and Industry Data” section of Amendment No. 1 accordingly.

Questions and Answers About the Merger

Q: What will happen to my SRNG shares as a result of the Business Combination ? , page 21

3.	We note your disclosure that appears to indicate that holders of SRNG Class B shares are entitled to receive Earn Out Shares. Please revise to clarify the terms of this arrangement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 22 of Amendment No. 1 in response to the Staff’s comment.

Q: What are the conditions to the completion of the Business Combination ? , page 24

4.	Please revise to identify conditions to the closing of the merger that are subject to waiver.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 25 of Amendment No. 1 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Ginkgo Bioworks, Inc. , page 26

5.	Please revise to disclose that Ginkgo has a history of net losses and for the most recently completed fiscal year recorded an accumulated deficit of approximately $467.9 million.

Response: The Company acknowledges the Staff’s comment and has revised page 26 of Amendment No. 1 accordingly.

Simplified Post-Combination Structure , page 28

6.	Please revise the diagram to indicate the ownership percentage by the PIPE investors and holders of different classes of New Ginkgo common stock.

Response: The Company acknowledges the Staff’s comment and has revised page 28 of Amendment No. 1 accordingly.

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June 28, 2021

Interests of SRNG’s Directors and Officers and Others in the Business Combination, page 34

7.

Please expand your disclosure to discuss the potential conflicts of interest arising from the difference in price per share paid for founders shares and public shares. For example, since your sponsor acquired a 20% stake at a purchase price of $0.0006 per share and the public price was $10.00 per unit, the sponsor could make a substantial profit if the merger is completed even if public investors experience substantial losses. Additionally, please expand your disclosure in the last bullet point to quantify the out of pocket expenses incurred to date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35, 36, 126 and 127 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Risks Related to SRNG and the Business Combination

New Ginkgo’s bylaws designates the Court of Chancery of the State of Delaware..., page 51

8.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to claims arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please also expand your disclosure to highlight the risk that your forum selection provisions may increase costs to bring a claim.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 52 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Ginkgo’s Business

The release of genetically modified organisms or materials, whether inadvertent or purposeful..., page 59

9.

Please expand your disclosure to highlight the risk of consumer negative perception of genetically modified organisms (GMOs) and the impact such negative perception may have on demand for your platform.

Response: The Company acknowledges the Staff’s comment and has revised page 69 of Amendment No. 1 accordingly.

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June 28, 2021

Risks Related to Ginkgo’s Customers

Our revenue is concentrated in a limited number of customers, some of which are related parties..., page 62

10.

Please identify the customers that each accounted for more than 10% of your total revenue and cumulatively represented 39.% of your total revenue in the most recently completed fiscal year. Address in your disclosure whether loss of one or both of these customers would have a significant impact on your business. Please consider factors in addition to the direct loss of revenue, such as reputational harm. Additionally, please ensure you describe the material terms of related party agreements covered by Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page 63 of Amendment No. 1 accordingly.

The Company respectfully informs the Staff that the disclosure on pages 342 to 345 of Amendment No. 1 describes the material terms of all related party agreements covered by Item 404 of Regulation S-K.

Risks Related to Our Organizational Structure and Governance

We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act of 1940..., page 93

11.	Please provide us an analysis to support your conclusion that you do not meet the definition of an “investment company” under Section 3(a) of the Investment Company Act of 1940.

Response: The Company respectfully advises the Staff that for the reasons discussed below, Ginkgo Bioworks, Inc. (“Ginkgo”) is not an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”). An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•

it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire investment securities as defined in Section 3(a)(2) of the Investment Company Act having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Ginkgo is and holds itself out to be a synthetic biology company engaged primarily in building a cell programing platform. Ginkgo’s platform enables biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of biosecurity efforts in response to COVID-19, including vaccine manufacturing optimization, therapeutics discovery, and K-12 pooled testing. Accordingly, Ginkgo is not in the business of investing, reinvesting or trading in securities. In addition, Ginkgo’s founders are PhD scientists who spend most of their time managing Ginkgo’s research and development activities, cell engineering and biosecurity

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programs, and the business development and operations necessary to support its research and development activities and programs. Accordingly, Ginkgo does not believe that it is, or following the consummation of the business combination will be, an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, Ginkgo believes that on an unconsolidated basis, less than 40% of its total assets (exclusive of U.S. government securities and cash items) are composed of assets that could be considered investment securities in accordance with Section 3(a)(1)(C) of the Investment Company Act.

Under Section 3(a)(1)(C) of the Investment Company Act, “investment company” includes any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the Investment Company Act to include any security other than (i) U.S. government securities, (ii) securities issued by employees’ securities companies, and (iii) securities issued by majority-owned subsidiaries of the owner that are not investment companies and do not rely on the exceptions under Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

As of March 31, 2021, the last date of Ginkgo’s most recent fiscal quarter (the “Quarter End Date”), and on an unconsolidated basis, Ginkgo held approximately 29% of the total value of its assets (other than cash and U.S. government securities) in investment securities and the remainder in good operating assets such as property and equipment and an interest in Gen9, Inc. (“Gen9”), a wholly owned and controlled subsidiary of Ginkgo that is not an investment company under the Investment Company Act. None of these remainder assets, including Ginkgo’s interest in Gen9, are investment securities for purposes of the Investment Company Act. As of the Quarter End Date, the value of Ginkgo’s investment securities amounted to approximately $234 million and the value of Ginkgo’s total assets, exclusive of cash items and U.S. government securities, amounted to approximately $807 million. Based on the nature of its assets, Ginkgo is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

Gen9 is a DNA assembly platform focused on complex DNA synthesis. Gen9 holds 100% of the value of its non-cash assets in good operating assets such as property and equipment and intellectual property. Consequently, Gen9 is not an investment company because it holds less than 40% of the total value of its assets (other than cash and U.S. government securities) in investment securities. In determining its status under Section 3(a)(1)(C) of the Investment Company Act, Ginkgo values its assets based on a fair market value determination in accordance with Accounting Standards Codification 820, Fair Value Measurement. As of June 25, 2021, the value of Ginkgo’s interest in Gen9 was approximately $335 million, as determined in good faith by Ginkgo’s board of directors (the “Ginkgo Board”) and as confirmed by a valuation of Gen9 performed by a third party valuation advisor. Because Gen9 is not an investment company and is a wholly owned and controlled subsidiary of Ginkgo, Ginkgo’s interest in Gen9 is not an investment security for purposes of the Investment Company Act.

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June 28, 2021

For the reasons above, Ginkgo does not believe that it is an “investment company” for purposes of the Investment Company Act.

Background of the Business Combination, page 108

12.

Revise your disclosure to identify the individuals who negotiated the material terms of the merger on behalf of SRNG. To the extent Mr. Kazam negotiated with Ginkgo on behalf of SRNG, please discuss the Board’s consideration, if any, of Mr. Kazam’s potential conflicts of interest.

Response: The Company acknowledges the Staff’s comment and has revised page 113 of Amendment No. 1 in response to the Staff’s comment in order to identify the individuals who negotiated the material terms of the merger on behalf of the Company. Mr. Kazam was not involved in such negotiations because the Company’s negotiations are handled by Messrs. Sloan and Baker, in the normal course.

13.

Please revise your disclosure in this section to describe the negotiation of the material terms of the merger from the initial draft term sheet to the execution of the merger agreement, including the merger consideration of $15 billion and up to 180 million New Ginkgo shares as earn out consideration.

Response: The Company acknowledges the Staff’s comment and has revised page 113 of Amendment No. 1 in response to the Staff’s comment.

Financial Analysis

Discounted Cash Flow Analysis Based on Downstream Value Only, page 115

14.

We note your disclosure that SRNG management performed a discounted cash flow analysis of the cash flows associated with new programs added to the platform using the New Program Projections provided by Gingko. We note the projected new programs employed by SRNG management in its analysis reflects the number of new programs provided by Ginkgo without any adjustment. Please expand your disclosure to describe SRNG management’s rationale in adopting these figures for purposes of its analysis.

Response: The Company acknowledges the Staff’s comment and has revised page 118 of Amendment No. 1 in response to the Staff’s comment. The Company also respectfully points the Staff to page 119 as it describes the sensitivity analysis conducted by the Company’s management.

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June 28, 2021

Selected Public Company Analysis Based on Foundry Only, page 117

15.

We note your disclosure that the selected public company analysis does not take into account any potential future downstream value but instead focuses solely on the more visible, near-term revenues associated with the Foundry business. Please expand your discussion to explain the rationale for selecting the identified life sciences companies and software and data companies to inform this analysis. Address in your revisions the rationale for determining that these groupings were analogous to the Foundry business.

Response: The Company acknowledges the Staff’s comment and has revised page 120 of Amendment No. 1 in response to the Staff’s comment.

Certain Projected Financial Information, page 119

16.

We note your disclosure that the Ginkgo Projections are based on certain assumptions. Please revise to specifically describe the assumptions underlying the projections rather than list inputs that may be variable due to risks or uncertainty.

Response: The Company acknowledges the Staff’s comment and has revised pages 123 and 124 of Amendment No. 1 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 172

17.

We note your disclosures on page 179 that the unaudited pro forma condensed combined financial information do not reflect an adjustment for the modification of Ginkgo’s equity awards. Please tell us your consideration for disclosing the potential financial statement impact of the modification on your pro forma financial information.

Response: The Company acknowledges the Staff’s comment and advises the staff that the modification of Ginkgo’s equity awards requires the approval of the Ginkgo Board. Ginkgo may modify the vesting conditions to allow for the restricted stock units to vest; however, there is no final determination from the Ginkgo Board as to whether approval will or will not occur as of the current date. Until approval from the Ginkgo Board has been received, no adjustment will be shown in the unaudited pro forma condensed financial information included in the Registration Statement.

18.	On page 174 you present a summary of the pro forma New Ginkgo Class A and Class B common stock shares outstanding under the two scenarios. Please address the following:

•

In regards to the SRNG shares underlying public and private warrants, please provide disclosures in the pro forma financial information disclosing the material terms of these warrants, including when they could be exercised and expire; and

•

You discuss the impact that SRNG shareholders’ redemption of SRNG Class A ordinary shares in connection with the Business Combination will have on the number of shares that the Sponsor will initially receive. For example, if the redemption is in the amount of no greater than $387.5 million, the Sponsor will initially receive a number of shares of Class A common stock of New Ginkgo equal to 70% of the SRNG Class B ordinary shares it owns prior to the Closing, or 30,082,500 shares. Please clarify in your disclosures how these shares and adjustments are reflected in the table on page 174.

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June 28, 2021

Response: The Company acknowledges the Staff’s comment and has revised the unaudited pro forma condensed combined financial information on page 177 of Amendment No. 1 to include the terms of the public and private placement warrants, including the exercise and expiration terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 178 and 179 of Amendment No. 1 to discuss the calculation of the SRNG shares outstanding at close under the no redemption scenario.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Net Loss Per Share, page 181

19.

You disclose that the unaudited pro forma condensed combined financial statements follow the two-class method when computing net loss per share as New Ginkgo will issue shares that meet the definition of participating securities. Please further clarify what shares you are referring to in these disclosures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the participating securities refer to the New Ginkgo Class A and Class B common stock. This disclosure is reflected in the Net Loss Per Share footnote to the unaudited pro forma condensed combined financial information on page 186 of Amendment No. 1.

20.

Note (2) to the table showing the calculation of pro forma weighted average shares outstanding indicates that the calculation excludes 180.0 million and 12.9 million under no redemption (18.5 million under the maximum redemption scenario) Earnout Shares for Ginkgo and SRNG, respectively, as these are not participating securities and result in anti- dilution. Please clarify in your disclosures your basis for stating that these are not participating securities and any assumptions you are relying upon in making this determination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Note (2) on page 187 of Amendment No. 1 to disclose the basis for stating that these are not participating securities. The holders of these shares cannot use these shares to vote and dividends are forfeitable if the earnout terms are not met.

A Letter from Ginkgo’s Founders, page 200

21.

We note your disclosure that you “plan to scale to 100s of new programs annually in the next few years” and in doing so, “[you] will become the industry standard ecosystem for programming cells.” We note other statements that imply assured growth, e.g. on page 227 where you state, “the output of the platform increased by over 3x per year for 5 years [and] we expect that kind of scaling to

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continue” and on page 240 where you state you are “ushering in a new paradigm for cell programming” and “are now at an inflection point where [you] believe [you] have the opportunity to become the industry standard.” Your proxy statement/prospectus should present a balanced discussion of your business. Please revise your disclosure here and throughout your proxy statement/prospectus to balance your prominent discussion of your competitive strengths and growth strategy with a discussion of the challenges you face in advancing your platform’s capabilities and securing customer growth. Address in your revisions the risk that you may fail to meet customer specifications, that your customer base may not increase as planned, you may be unsuccessful in securing new business from established customers, there is uncertainty with regard to market acceptance of products derived from engineered organisms and other risks identified in Note 1 to Ginkgo’s audited financial statements.

Response: The Company acknowledges the Staff’s comment and has revised pages 208, 228, 235, and 247 of Amendment No. 1 accordingly.

Information About Ginkgo

The Impact of Cell Programming, page 211

22.

We note your reference to the success of vaccines against the SARS-CoV-2 virus. Here and elsewhere that you discuss the use of cell programming, please revise to make clear that your platform was not involved, as applicable.

Response: The Company respectfully advises the Staff that, while Ginkgo itself did not discover or manufacture a vaccine which provided immunity against the SARS-CoV-2 virus, Ginkgo did contribute its platform infrastructure and expertise to a project with Moderna, Inc., one of the manufacturers of a SARS-CoV-2 vaccine. The collaboration, which was announced in April 2020, focused on the optimization of Moderna’s processes for generating key raw materials in the manufacturing of its mRNA vaccines, including Moderna’s vaccine candidate, mRNA-1273. Moderna’s vaccine candidate has since been authorized for emergency use by the U.S. Food and Drug Administration under an Emergency Use Authorization (“EUA”) to prevent COVID-19. The Company revised page 218 of Amendment No. 1 to clarify that the vaccines against the SARS-CoV-2 virus were created by companies such as Pfizer and Moderna.

An Ecosystem to Support Cell Programmers

Access to Capital, page 232

23.

We note your disclosure that you plan to leverage Ginkgo’s balance sheet and to partner with investors to provide capital to other companies. Please add related disclosure under an appropriate heading in the Risk Factors section highlighting the risks related to providing financing to such companies.

Response: The Company acknowledges the Staff’s comment and has revised pages 56 and 57 of Amendment No. 1 accordingly.

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June 28, 2021

Competition, page 244

24.	We note your discussion of categories of competitors. Please expand your disclosure to identify specific competitors.

Response: The Company acknowledges the Staff’s comment and has revised pages 251 and 252 of Amendment No. 1 accordingly.

Intellectual Property, page 245

25.	Please disclose the material terms of your in-license agreements, as referenced in the risk factor on page 74.

Response: The Company acknowledges the Staff’s comment and has revised pages 253 and 254 of Amendment No. 1 accordingly.

26.

With respect to your material patents, revise to disclose the products or processes to which such patents relate, the scope of patent protection, jurisdiction for foreign patents and patent expiry. Please consider disclosure in a tabular format by patent family or other grouping in addition to your narrative disclosure.

Response: The Company respectfully advises the Staff that it does not believe that any of Ginkgo’s patents individually are material to Ginkgo, although in the aggregate, they are arguably material. Ginkgo relies on trade secrets to protect Foundry technologies, except for its DNA synthesis and assembly technologies, which are patent-protected. Ginkgo additionally relies on a combination of trade secrets and patents to protect its Codebase. As of March 31, 2021, Ginkgo had approximately 52 patent “families,” including patents held by Ginkgo as well as by its wholly owned subsidiary, Gen9. Some of these are represented by a Patent Cooperation Treaty application with related national applications, as well as over 21 provisional applications. Ginkgo has over 50 issued U.S. patents and over 150 issued foreign patents, which includes European nationalizations, and approximately 40 pending U.S. non-provisional patent applications and approximately 115 pending foreign patent applications, including patents and patent applications acquired from third parties. Given the sheer quantity of patents, none of which are individually material to Ginkgo, Ginkgo believes that disclosing such patents in a tabular or other format as requested by the Staff would not be meaningful to an investor and would likely result in confusion. Although Ginkgo does not view any of these patents to be individually material, in response to the Staff’s comment, Ginkgo has presented below a summary of the patent portfolios held by Ginkgo and its wholly owned subsidiary, Gen9.

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June 28, 2021

Foundry Patents

In connection with Ginkgo’s acquisition of Gen9, Ginkgo acquired a significant portfolio of patents covering methods for DNA synthesis and assembly, which are still held by Gen9. Since Ginkgo acquired Gen9, Gen9 has stopped providing DNA synthesis and assembly services to the biotechnology market and has provided those services solely for Ginkgo’s Foundry. Thus, these patents do not cover products or services in commerce. Even if one or all of them were to expire or be invalidated, Ginkgo would still be able to use the patented methods.

However, we believe the existence of these patents may deter others from synthesizing and assembling DNA according to the methods covered in those patents, and that Ginkgo’s exclusivity for these methods confers some competitive advantages.

Codebase Patents

Ginkgo protects some of its Codebase using patents, although many of its Codebase assets are protected only as trade secrets. A subset of older Ginkgo patents on Codebase assets do not relate to current commercial projects, and so their materiality is limited except as part of Ginkgo’s general practice to centralize Codebase on its platform.

Ginkgo has acquired two portfolios in connection with the acquisition of Warp Drive Bio’s genome-mining platform and the acquisition of the assets of Novogy, Inc. The Warp Drive patents relate to methods underpinning Ginkgo’s ongoing work for Roche, although they largely cover tools and methods of expressing synthetic gene clusters, not product candidates associated with the Roche project. Thus their materiality is limited, although, as with the Gen9 patents, it is reasonable to infer that they provide Ginkgo with a competitive advantage in expressing certain molecules.

Ginkgo’s acquisition of Codebase assets from Novogy, Inc. is recent, and thus not yet associated with specific projects. Thus, the materiality of the patents associated with such Codebase assets is difficult to determine. However, these patents are expected to provide competitive advantages to Ginkgo in engineering oleaginous yeasts, which are a promising source of fats and oils that can be produced in a sustainable fashion. Ginkgo expects that these patents will support its use of the former Novogy Codebase assets in developing a range of fine chemicals and materials.

As Ginkgo began to initiate multiple, major commercial cell programs, Ginkgo adopted a strategy of protecting key aspects of commercial products using patents. In many cases, these patents are expected to confer a competitive advantage to Ginkgo’s customers by virtue of the customers’ limited exclusive licenses to the patents covering the cells engineered by Ginkgo and resulting products. These patents are also expected to provide additional protections for Ginkgo in its future re-use of the patented Codebase assets. Ginkgo is a platform and does not itself sell products. Thus these patents are not material to Ginkgo’s revenue except insofar as they protect the downstream value share that Ginkgo receives pursuant to its value share arrangements with customers, under which Ginkgo earns a share of the value of products created using its platform. They are, however, material in the aggregate, as they represent Ginkgo’s centralization of Codebase assets on its platform. However, the invalidation or expiration of any one patent would be unlikely to affect Ginkgo’s revenue to a material extent.

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June 28, 2021

Government Regulations, page 247

27.

Please expand your disclosure to discuss the requirements of the Federal Select Agent Program, as referenced in the risk factor on page 59, and U.S. Food & Drug Administration, Environmental Protection Agency and U.S. Department of Agriculture regulation of GMOs, as referenced in the risk factor on page 67.

Response: The Company acknowledges the Staff’s comment and has revised pages 256, 258 and 259 of Amendment No. 1 accordingly.

Suppliers, page 247

28.

Please disclose the material terms of your supply agreements with each of Twist Bioscience Corporation, Thermo Fisher Scientific Inc., Berkeley Lights Inc. and Fermic, s.a. de.c.v., as referenced in the risk factor on page 57. Please also file these agreements as exhibits to your registration statement or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 255 and 256 of Amendment No. 1 to disclose the material terms of Ginkgo’s supply agreements with Twist Bioscience Corporation and Berkeley Lights, Inc. Additionally, the Company has filed such agreements as exhibits 10.36 and 10.37 to Amendment No. 1.

The Company respectfully advises the Staff that it has concluded that the supply arrangements with Thermo Fisher Scientific Inc. and/or its subsidiaries (“Thermo Fisher”) and Fermic s.a. de.c.v. (“Fermic”) referenced in the risk factor disclosure on page 58 of Amendment No. 1 are not material agreements of the type specified under Item 601(b)(10) of Regulation S-K and, as a result, they are not required to be filed as exhibits to, or described in, the Registration Statement.

Ginkgo does not currently have a supply agreement with Thermo Fisher, but rather purchases lab equipment and consumables from Thermo Fisher pursuant to individual purchase orders. Ginkgo believes that replacement suppliers are available and further notes that such lab equipment may also be purchased on the secondary market. While Ginkgo does have a supply agreement with Fermic, the services provided to it by Fermic are available from other suppliers, and Ginkgo has historically used only a portion of the available supply under the contract. Both of these supply arrangements are entered into in the ordinary course of Ginkgo’s business and Ginkgo’s business is not substantially dependent on either of these supply arrangements. Accordingly, Ginkgo has neither revised the Registration Statement to disclose the terms of such supply arrangements nor filed such agreements as exhibits to the Registration Statement.

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June 28, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ginkgo

Overview, page 252

29.

We note your disclosure on page 55 that you “engage in conversations with companies regarding potential customer collaborations on an ongoing basis.” Please describe your business development operations, compensation programs for related personnel and how you plan to grow your customer base. Please avoid conclusory statements such as “lower [program] costs, in turn, drive additional demand for our cell programming capabilities,” as referenced on page 253.

Response: The Company acknowledges the Staff’s comment and has revised page 263 of Amendment No. 1 accordingly.

Platform Ventures , page 254

30.

Please revise to quantify your investments in Joyn Bio, LLC and Motif FoodWorks, Inc. Please also quantify your investments in your “structured partnerships” with Genomatica, Inc. and Synlogic, Inc., as discussed on page 255. Additionally, please revise to disclose the material terms of your agreements with such entities and file these agreements as exhibits to your registration statement or tell us why you believe such filing is not required.

Response: The Company acknowledges the Staff’s comment and has revised pages 265 and 266 of Amendment No. 1 to quantify Ginkgo’s investments in Joyn Bio, LLC (“Joyn Bio”) and Motif FoodWorks, Inc. (“Motif”) as well its structured partnerships with Genomatica, Inc. (“Genomatica”) and Synlogic, Inc. (“Synlogic”) and to disclose the material terms of Ginkgo’s agreements with such companies. The Company respectfully advises the Staff that it does not believe that any of these agreements are of the type specified under Item 601(b)(10) of Regulation S-K and as a result, they are not required to be filed as exhibits to the Registration Statement. Ginkgo does not consider any of its agreements with Joyn Bio, Motif, Genomatica or Synlogic to be material and further notes that each of these agreements was entered into in the ordinary course of Ginkgo’s business.

Critical Accounting Policies and Estimates

Determination of Fair Value of Common Stock, page 273

31.

Please explain how the fair value of the common stock of Ginkgo was determined for any recent equity issuances and how this reconciles to the valuations of common stock as indicated based on the terms of the business combination transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for all periods presented, the fair values of Ginkgo’s equity underlying Ginkgo’s stock-based awards were estimated by Ginkgo based on a variety of objective and subjective factors prepared with the assistance of a third-party valuation specialist.

U.S. Securities and Exchange Commission

June 28, 2021

Summary of Recent Grants of Stock-Based Awards

Since January 1, 2020 through the execution of the merger agreement on May 11, 2021, Ginkgo has granted solely restricted stock units (“RSUs”) to employees and non-employees, as listed in the table below. Ginkgo has not granted any stock options, restricted stock awards (“RSAs”) or other stock-based awards during this period.

Grant Date	RSUs granted	Grant Date Fair Value
January 1, 2020	352,404	$111.85
January 3, 2020	100	$111.85
June 25, 2020	28,406	$111.85
July 1, 2020	463,490	$111.85
September 30, 2020	320,719	$183.73
March 2, 2021	97,727	$246.46
April 4, 2021	447,598	(*)
April 8, 2021	21,282	(*)
May 4, 2021	21,843	(*)

(*)

As of the date of this letter, the grant date fair value of these awards has not been determined. The Company respectfully advises the Staff that it will provide a supplemental update for these awards upon finalizing the valuation determination for these grants.

The RSUs have been granted with both a service-based vesting condition and a performance-based vesting condition. Ginkgo has historically not recognized any stock-based compensation expense associated with these awards as the achievement of the performance-based vesting condition, whereby the awards vest based on a liquidity event in the form of either a change of control or an initial public offering (“IPO”) (both as defined in the underlying award agreement), was not deemed probable of occurring. As a result, all stock-based compensation expense related to the RSUs remains unrecognized as of March 31, 2021.

As discussed on page 268 of Amendment No. 1, the merger agreement does not satisfy the performance-based vesting condition required for the vesting of Ginkgo’s outstanding RSUs as it does not meet the definition of a change in control or an IPO under the terms of the award agreements.

Determining the Fair Value of Common Stock Prior to the Merger Agreement

The common stock valuations were performed in accordance with the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”). The valuation analyses included significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding Ginkgo’s future operating performance, the probability and timing of completing an IPO or merger transaction with a special purpose acquisition company (“SPAC”), other liquidity events, transactions of Ginkgo’s equity on secondary markets and the determination of the appropriate valuation methods, among others.

U.S. Securities and Exchange Commission

June 28, 2021

Valuation Methodologies

Ginkgo estimates the fair value of its common stock using a hybrid method which uses market approach to estimate its enterprise value. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in at least one scenario is allocated using an option pricing method (“OPM”).

Under the PWERM, the value of common stock is estimated based on an analysis of future values assuming various possible future liquidity events. The value of common stock is based on the probability-weighted present value of expected future investment returns considering the possible outcomes and the rights and privileges of each class of equity. The future investment returns are discounted back to the valuation date at a risk-adjusted discount rate. Each outcome is weighted based on the probability of the respective outcome.

Under the OPM, each class of stock is treated as a call option on Ginkgo’s equity value, with exercise prices based on the liquidation preferences of its convertible preferred stock. Under this methodology, the common stock has value only if the funds available for distribution to the holders exceeds the value of the liquidation preferences of the convertible preferred stock at the time of the liquidity event. The Black-Scholes model is used to price the call options which includes assumptions for the time to liquidity and volatility of equity value. A discount for lack of marketability is then applied to the common stock value.

January 1, 2020 through July 1, 2020 RSU Grants

Ginkgo determined that the fair value per share of common stock at the time of each individual grant was $111.85 based on a number of factors, including an independent third-party valuation of the fair value of the common stock of $111.85 per share as of December 31, 2019. For awards granted from January 1, 2020 through July 2020, a hybrid method was used which considered two scenarios: (i) a fully diluted scenario, in which the per-share common stock value was assumed to equal the price of the convertible preferred stock in a recent round of financing, and (ii) a remain private scenario, in which we used the OPM to back-solve to the price of Ginkgo’s convertible preferred stock in a recent round of Series E convertible preferred stock financing, which included a round which closed in December 2019 with subsequent closings in May and July 2020. All Series E convertible preferred stock sold in these closings were issued at $150.19 per share. In the fully diluted scenario, conversion of the convertible preferred stock to common stock was assumed. In the remain private scenario, equity value was allocated among the convertible preferred stock and common stock using the OPM. Ginkgo also considered secondary transactions of its equity securities, however during this relevant timeframe, there were no transactions of significance identified, therefore secondary transactions were not included its weighted average conclusion of value.

U.S. Securities and Exchange Commission

June 28, 2021

The fair value of the common stock was estimated using the following probability weightings: a 55% probability of a fully diluted scenario and 45% probability of a remain private scenario. The probabilities assigned to each scenario were based on management’s estimates.

Ginkgo applied an incremental discount for lack of marketability (“DLOM”) of 21.2% to reflect the lack of marketability of Ginkgo’s common stock only in the remain private scenario. In the fully diluted scenario, the preferred shares convert to common, so the shares are equally marketable and no DLOM is applied to the value in that scenario.

Specifically related to the June and July 2020 grants, it was considered that in May and July 2020, Ginkgo extended its Series E convertible preferred stock offering, including selling shares to a party who was not an existing investor of Ginkgo, which was indicative of an arm’s length transaction. As the Series E convertible preferred stock was sold at the same $150.19 per share price, Ginkgo concluded this transaction supported an assertion that the fair value of Series E convertible preferred stock did not change materially from the December 2019 closings. In turn, this would imply that the fair value of the underlying common stock from December 2019 through May and July 2020 would also not have materially changed.

September 30, 2020 RSU Grants

Ginkgo determined that the fair value per share of common stock at the time of the September 2020 grants was $183.73 based on a number of factors, including an independent third-party valuation of the fair value of the common stock of $183.73 per share as of September 30, 2020. For awards granted on September 30, 2020, a hybrid method was used which considered two scenarios: (i) a scenario in which the conversion of the convertible preferred stock to common stock occurred through an IPO or SPAC transaction and (ii) a remain private scenario. In both scenarios, Ginkgo estimated an equity value based on the guideline public company method under a market approach to determine a step-up from the Series E convertible preferred stock financing price. The estimated future value was then converted to present value using a risk-adjusted discount rate. Conversion of the convertible preferred stock to common stock was assumed in the IPO or SPAC transaction scenario. In the remain private scenario, equity value was allocated among the convertible preferred stock and common stock using the OPM. In addition to considering these two scenarios, Ginkgo considered the prices paid for its common stock and Series B convertible preferred stock in secondary transactions and Ginkgo included these prices in its weighted average conclusion of value.

The fair value of the common stock was estimated using the following probability weightings: a 58.5% probability of a fully diluted IPO or SPAC scenario, 31.5% probability of a remain private scenario and 10% to secondary transactions. The probabilities assigned to each scenario were based on Ginkgo’s management’s estimates of a fully diluted IPO or SPAC transaction occurring within approximately 1.0 year and assumed approximately 2.25 years to a liquidity in the remain private scenario.

Ginkgo applied an incremental DLOM of 24.6% to reflect the lack of marketability of its common stock only in the remain private scenario. In the fully diluted scenario, the preferred shares convert to common, so the shares are equally marketable, and the secondary transactions are indicative of a non-marketable value. As a result, no DLOM is applied to the value in these scenarios.

U.S. Securities and Exchange Commission

June 28, 2021

March 2, 2021 RSU Grants

Ginkgo determined that the fair value per share of common stock at the time of the March 2021 grants was $246.46 based on a number of factors, including an independent third-party valuation of the fair value of the common stock of $246.46 per share as of March 2, 2021. For awards granted on March 2, 2021, a hybrid method was used which considered two scenarios: (i) a scenario in which the conversion of the convertible preferred stock to common stock occurred through an IPO or SPAC transaction and (ii) a remain private scenario. In the fully diluted scenario, the equity value in a potential IPO or SPAC transaction was based on early indications of value received by Ginkgo from discussions with potential “crossover” IPO investors (through “testing the waters” meetings in January 2021) as well as interested SPACs. Conversion of the convertible preferred stock to common stock was assumed in the IPO or SPAC transaction scenario. In the remain private scenario, Ginkgo estimated an equity value based on the guideline public company method under a market approach to determine a step-up from the Series E convertible preferred stock financing price. In the remain private scenario, equity value was allocated among the convertible preferred stock and common stock using the OPM. In addition to considering these two scenarios, Ginkgo considered the prices paid for its common stock and Series B convertible preferred stock in secondary transactions and Ginkgo included these prices in its weighted average conclusion of value.

The fair value of the common stock was estimated using the following probability weightings: a 63% probability of a fully diluted IPO or SPAC scenario, 27% probability of a remain private scenario and the remaining 10% to secondary transactions. The probabilities assigned to each scenario were based on management’s estimates of a fully diluted IPO or SPAC transaction occurring within approximately seven months, based on the then status of the negotiations with SPAC investors, and approximately 1.8 years to a liquidity in the remain private scenario.

Ginkgo applied an incremental DLOM of 26.5% to reflect the lack of marketability of its common stock only in the remain private scenario. In the fully diluted scenario, the preferred shares convert to common, so the shares are equally marketable, and the secondary transactions are indicative of a non-marketable value. Accordingly, there is no DLOM is applied to the value in these scenarios.

Difference Between Recent Valuations and Estimated Acquisition Price under SPAC Acquisition

Ginkgo believes the following factors, along with those set forth above with respect to common stock valuations, explain the difference between the fair value of Ginkgo’s common stock as of March 2, 2021 ($246.46 per share) and the estimated acquisition price of approximately $490 per share, subject to customary adjustments and final share count at close.:

•

The estimated acquisition price assumes that the SPAC acquisition has occurred and that a public market for the common stock has been created, and therefore would assign that scenario with a 100% profitability and exclude any DLOM of Ginkgo’s common stock or impact of the time value of money, which were appropriately taken into account in each of the valuations discussed above. This increased certainty and illiquidity discount accounts for a substantial difference between the estimated fair values of the common stock and the estimated acquisition price.

U.S. Securities and Exchange Commission

June 28, 2021

•

The estimated acquisition price is based on the merger agreement entered into between the parties on May 11, 2021 which valued Ginkgo at $15 billion, after securing commitments for $775 million from PIPE investors. Until the PIPE commitments were secured and the merger agreement was signed, Ginkgo’s management still considered there to be significant uncertainty in the outcome of the transaction. The estimated acquisition price is within the range expected by Ginkgo’s management as of March 2, 2021, based on indications received from both crossover investors and interested SPACs, but a significant discount was appropriate at the time, given the uncertainty of reaching a definitive agreement with a SPAC or successfully raising a PIPE in that range, market volatility and the time required to complete the transaction.

•

The holders of convertible preferred stock currently possess substantial economic rights and preferences over the holders of Ginkgo’s common stock. In particular, holders of outstanding convertible preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The estimated acquisition price assumes the conversion of all convertible preferred stock upon the closing of the SPAC acquisition. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for the common stock after the SPAC acquisition.

•

The estimated acquisition price assumes a successful SPAC transaction. A successful SPAC acquisition provides Ginkgo with (i) proceeds that substantially strengthen its balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) enhanced operational flexibility and brand recognition.

•

A significant number of biotechnology and life science companies have either completed or made public filings for their IPOs, suggesting a potentially favorable market for executing and completing a SPAC acquisition in order to go public.

Financial Statements of Ginkgo Bioworks, Inc. and Subsidiaries

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-33

32.

We note that for certain collaboration and licensing agreements you perform research and development services that are highly integrated and interrelated to the licenses and assignments of intellectual property and materials and determine that the promises are generally inseparable. As a result, for these agreements you combine the components into a single performance obligation. For other agreements, you only grant licenses or effect such transfers and assignments upon the successful completion of the research and development services or delivery of a developed product and have determined that the research and development services and the licenses, transfers, and assignments are distinct performance obligations. For the agreements with separate performance obligations or those that represent the only performance obligation, you recognize revenue at the point in time that you effectively grant the license. Please help us better understand the differences between these agreements given that it appears that you could perform research and development services as well as grant licenses in both types of arrangements. In agreements with a single performance obligation, please also clarify if there is any impact to the consideration received if the research and development services are not successful and do not lead to delivery of a product.

U.S. Securities and Exchange Commission

June 28, 2021

Response: The Company respectfully advises the Staff that Ginkgo evaluates whether the licenses promised under the agreements are distinct performance obligations based on the guidance in ASC 606, including the factors outlined in ASC 606-10-25-19.

ASC 606-10-25-19 indicates that a good or service that is promised to a customer is distinct if both of the following criteria are met:

a.

The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.

The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

In assessing whether the promised goods or services are separately identifiable in accordance with ASC 606-10-25-19 (b), Ginkgo considers the criteria specified in ASC 606-10-25-21 which provides factors that indicate an entity’s promise to transfer a good or service is not separately identifiable within the context of the contract include, but are not limited to:

a.

The entity provides a significant service of integrating the goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.

The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract.

The Company advises the Staff that the point in time where the customer obtains control of the commercialization licenses under Ginkgo’s agreements is a significant factor in assessing whether the licenses are distinct from the research and development services. For example, for contracts that contain both research and development services and licenses, if control of the licenses were to transfer at the beginning of the contract, then the licenses would not be capable of being distinct from the research and development services as the customer would not benefit from the licenses on their own without the provision of the research and development services. Alternatively, if the customer obtains control of the licenses after successful completion of the research and development services, the customer can benefit from the licenses on their own as the underlying strains and related processes have already been successfully developed. Further, there are instances where if certain objective criteria are not achieved during the provision of research and development services, the commercialization licenses will not transfer to the customer.

U.S. Securities and Exchange Commission

June 28, 2021

The Company respectfully advises the Staff that if the research and development services are not successful, Ginkgo’s arrangements do not provide for refunds, credits or other adjustments to consideration received for the services performed. Further, the research and development services entitle Ginkgo to non-refundable consideration that is not dependent upon the successful transfer of a product. However, if the research and development services are not successful, Ginkgo may not be entitled to certain forms of variable consideration (e.g., developmental milestones or value share payments in the form of royalties or commercial milestones) that are payable upon successful completion of the research and development or commercialization of a product resulting from the research and development efforts.

33.

We note your disclosures throughout the filing discussing usage fees. For example on page 206, you note that you charge usage fees for Foundry services, in much the same way that cloud computing companies charge usage fees for utilization of computing capacity or contract research organizations charge for services. In addition, in your discussion of programs under key business metrics on page 255, you state that programs deliver predictable multi-year revenue from platform usage fees in the near term. Please revise your disclosures as necessary to clarify your revenue recognition policy for usage fees in accordance with ASC 606.

Response: The Company respectfully advises the Staff that Ginkgo defines usage fees as all payments received from a customer, exclusive of downstream value share payments. These usage fees include: (a) upfront payments upon consummation of the agreement or other fixed payments, (b) reimbursement for costs incurred for research and development services and (c) milestone payments upon the achievement of specified technical criteria. Ginkgo defines downstream value share payments as (a) milestone payments upon the achievement of commercial criteria, (b) royalties on sales of products from or comprising engineered organisms arising from the collaboration or licensing agreement and (c) royalties related to cost of goods sold reductions realized by Ginkgo’s customers.

The Company has revised the disclosure on page F-52 of Amendment No. 1 in response to the Staff’s comment and provided additional clarification

34.

We note that you receive upfront payments for technical services under certain of your arrangements for which you evaluate whether any significant financing components exist given the term over which the fees will be earned may exceed one year. You determined there are no significant financing components as the purpose of the upfront payment is not to provide financing, but rather to secure technical services, exclusivity rights, and Foundry capacity. Please help us better understand the analysis you performed under ASC 606 in making this determination, including whether any of the factors pursuant to ASC 606-10-32-17 exist.

U.S. Securities and Exchange Commission

June 28, 2021

Response: The Company respectfully advises the Staff that Ginkgo evaluates whether upfront payments for technical services include a significant financing component based on the guidance in ASC 606, including the factors outlined in ASC 606-10-32-17.

ASC 606-10-32-17 indicates that a contract with a customer does not contain a significant financing component if any of the following factors exists:

a.	The customer paid for the goods or services in advance, and the timing of transfer of those goods or services is at the discretion of the customer.

b.

A substantial amount of the consideration promised by the customer is variable, and the amount or timing of that consideration varies on the basis of occurrence or nonoccurrence of a future event that is not substantially within the control of the customer or the entity (for example, if the consideration is a sales based royalty)

c.

The difference between the promised consideration and the cash selling price of the good or service (as described in paragraph ASC 606-10-32-16) arises for reasons other than the provision of finance to either the customer or the entity, and the difference between those amounts is proportional to the reason for the difference. For example, the payment terms might provide the entity or the customer with protection from the other party failing to adequately complete some or all of its obligations under the contract.

In certain customer arrangements, Ginkgo receives an upfront payment as prepayment for technical services under a Technical Development Plan or license rights that will be granted to the customer under a Technical Development Plan. As part of managing the Foundry capacity to perform research and development services, Ginkgo may require customers to provide an upfront payment as part of Ginkgo committing to provide the customer with use of the Foundry. Further, for certain customers, Ginkgo works exclusively with them in a specified field for an agreed upon period of time for which Ginkgo requires advance payment. In accordance with the guidance in paragraph ASC 606-10-32-17(c), Ginkgo has concluded the payment structure is primarily for reasons other than the provision of financing. The upfront payment is in exchange for securing capacity in the Foundry. Additionally, in other customer arrangements, the timing of performing the R&D services or transfer of the license rights is within the customer’s control. In accordance with the guidance in paragraph ASC 606-10-32-17(a), Ginkgo has concluded that when the timing of transfer of control of the goods or services is within the customers control, no significant financing component exists. As such, Ginkgo has concluded the factors in ASC 606-10-32-17(a) and (c) indicate that a significant financing component does not exist.

Ginkgo is also often entitled to variable consideration in the form of commercial milestones, profit sharing and/or royalties on sales of product. The amount and timing of these payments is uncertain and varies depending not only on the outcome of the research and development services, but whether the resulting products generate future revenue for its customers. Paragraph ASC 606-10-32-17(b) indicates that a substantial amount of variable consideration that is contingent upon future events outside the control of the customer or the entity (i.e., a sale-based royalty), is an indicator that a significant financing component does not exist. Based on the guidance in ASC 606-10-32-17(b), Ginkgo has concluded that in addition to the factors discussed above, customer arrangements that include an upfront payment and also substantial payments based on future sales of a developed product would not include a significant financing component.

U.S. Securities and Exchange Commission

June 28, 2021

The Company has revised the disclosure on pages 286 and F-53 of Amendment No. 1 in response to the Staff’s comment and provided additional clarification.

Note 8. Investments and Equity Method Investments, page F-46

35.	Please provide all of the required disclosures of ASC 323-10-50 related to your equity method investments including:

•	The percentage of ownership of common stock; and

•

For any significant investee entities in which you hold 20 percent or more of the voting stock and do not account for using the equity method, disclose the reasons why the equity method is not considered appropriate.

Response: The Company respectfully advises the Staff that Ginkgo considered the disclosure requirements in ASC 323-10-50-3 to provide the percentage of ownership of common stock and concluded that the required disclosure is not material to investors and, therefore, does not need to be disclosed. In making this conclusion, Ginkgo considered factors including (a) the percentage of ownership common stock in its equity method investments does not contemplate the preferred equity interests held by others in these investees, which are significant and (b) the economic rights of its common equity ownership is significantly impacted by substantive profit sharing agreements between the preferred and common equity investors. Preferred equity investors generally have preferences in distribution rights in certain liquidation and dividend scenarios prior to Ginkgo receiving such payments due to the seniority of their investments. Accordingly, Ginkgo’s percentage of ownership of common stock is not indicative of its economic rights in these investees. Ginkgo believes the existing disclosures within Note 17 to the consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included in Amendment No. 1 for each of its equity method investments discuss all material economic rights held by Ginkgo and the impact of the substantive profit sharing agreements between common and preferred equity holders on its common equity interests.

The Company respectively advises the Staff that Ginkgo does not hold 20 percent or more of the voting stock in any entity for which it does not account for using the equity method.

Note 17. Significant Collaboration Transactions, page F-61

36.

In regards to Allonnia, LLC and Motif FoodWorks, Inc., we note that you licensed intellectual property for which you received equity investments in return. Please help us better understand how you determined the appropriate accounting under ASC 323, specifically please address the following:

•

Please explain how you determined that the HLBV method should be used to account for your equity method investment and how that led to the entire loss primarily related to in- process research and development being allocated to you and correspondingly your investment in these entities being reduced to zero; and

U.S. Securities and Exchange Commission

June 28, 2021

•

We note that for both of these entities you have ongoing board representation and participate in the joint steering committees. Please explain the extent of your representation in the board and the joint steering committee.

Response: The Company respectfully advises the Staff that Ginkgo is accounting for the equity investments in Allonnia and Motif under the guidance in ASC 323. In particular, ASC 323-10-35-4 requires that an investor shall recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements. In determining Ginkgo’s share of earnings and losses, Ginkgo considered the rights and preferences of the preferred investors in each of Allonnia and Motif. In summary, the preferences of the preferred investors provide priority on cash payments to the investor over the life of the venture and on its liquidation. For example, in each of Allonnia and Motif, the preferred investors are given priority in distribution, which provide that upon liquidation the preferred stock investors are entitled to distributions equal to the initial investment prior to any distributions to Ginkgo. As such, Ginkgo considered the guidance in ASC 970-323-35-17 which requires when venture agreements designate different allocations among investors that the “accounting by investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form…To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation.”

To achieve the objectives outlined in the guidance in ASC 323 and by analogy ASC 970-323, Ginkgo considered the substance of the profit-sharing arrangements. After evaluating the substance of the profit-sharing arrangements, Ginkgo concluded that the hypothetical liquidation at book value method (“HLBV”) was an approach to best capture the allocation of profits and losses to the investors over the life of the venture and on its liquidation. Under HLBV, Ginkgo determines any changes in the net book value of its equity investment based on a hypothetical liquidation of the entity at the beginning and end of each period. Any changes in the net book value of its equity investment during the period are recognized as Ginkgo’s share of income or losses during the period. In the cases of both Allonnia and Motif, due to the preferential distribution attributable to the preferred investors, Ginkgo would not be entitled to any distributions and based on a hypothetical liquidation of the entity at the end of the period, the preferred investors would not be allocated the initial loss. As a result, Ginkgo is allocated the initial losses of the entities and recognized an equity method investment loss equal to the initial value of the equity method investment.

The Company respectfully advises the Staff that Ginkgo holds two seats on the board of directors of Allonnia. Under Allonnia’s Amended and Restated LLC Agreement dated December 18, 2019, the board of directors of Allonnia consists of five directors. Under the Technical Development Agreement between Ginkgo and Allonnia dated December 18, 2019, the Joint Steering Committee will consist of equal representatives from each of Ginkgo and Allonnia. All decisions of the Joint Steering Committee are made by consensus, with disputes being resolved by consensus among the respective Chief Executive Officers of Ginkgo and Motif or the dispute provisions provided in the agreement which require arbitration.

U.S. Securities and Exchange Commission

June 28, 2021

The Company respectfully advised the Staff that Ginkgo holds two seats on the board of directors of Motif. Under Motif’s Amended and Restated Certificate of Incorporation dated July 13, 2018, the board of directors of Motif consist of five directors. Under the Technical Development Agreement dated September 12, 2018 between Ginkgo and Motif, the Joint Steering Committee shall consist of two representatives from each of Ginkgo and Motif. All decisions of the Joint Steering Committee shall be made by consensus, with disputes being resolved by consensus among the respective Chief Executive Officers or the dispute provisions provided in the agreement which require arbitration.

37.

Please revise to include all of the disclosures required by ASC 810-10-50 regarding variable interest entities for which you have determined you are the primary beneficiary as well as for those entities for which you are not the primary beneficiary. Include in your disclosures the carrying amounts and classification of the VIE’s assets and liabilities in the statement of financial position that are consolidated as well as terms of arrangements that could require you to provide provide financial support to the VIE, including events or circumstances that could expose the reporting entity to a loss in accordance with ASC 810-10-50-3.

Response: The Company respectfully advises the Staff that Cooksonia, LLC (“Cooksonia”) represents the only variable interest entity where Ginkgo has concluded it is the primary beneficiary. The sole asset held by Cooksonia as of December 31, 2020 and 2019 was its equity method investment in Joyn Bio. Cooksonia does not have any liabilities as of December 31, 2020 and 2019. The carrying amount and classification of Cooksonia’ s equity method investment in Joyn Bio has been separately disclosed along with the disclosure that no liabilities were held by Cooksonia as of December 31, 2020 and 2019 in Note 17 (pages F-87 to F-89) to Ginkgo’s consolidated financial statements included in Amendment No. 1. Further, the loss from the equity method investment in Joyn Bio as well as the amounts attributable to the non-controlling interests for the years ending December 31, 2020 and 2019 are also disclosed on pages F-87 to F-89. There are no arrangements, considering both explicit arrangements and implicit variable interests, that could require Ginkgo to provide financial support to Cooksonia. Accordingly, Ginkgo believes it has disclosed the required elements of ASC 810-10-50-3. As it relates to the disclosure requirements under ASC 810-10-50-2AA and ASC 810-10-50-5A for a primary beneficiary, the Company respectfully advises the Staff that the required disclosures are included in Note 17 on pages F-87 to F-89 of Amendment No. 1.

As it relates to those entities for which Ginkgo is not the primary beneficiary, the Company respectfully advises the Staff that in the disclosure of each Significant Collaboration Agreement within Note 17 as well as the disclosures within Note 8 (pages F-64 and F-65) and Ginkgo’s accounting policy on variable interest entities within Note 2 (page F-46), Ginkgo believes it has disclosed all required elements of ASC 810-10-50-2AA, ASC 810-10-50-4 and ASC 810-10-50-5A. As included in the disclosures, the terms of arrangements do not require Ginkgo to provide any additional financial support for the VIE and Ginkgo’s maximum remaining loss is limited to the carrying value of its equity method investment.

U.S. Securities and Exchange Commission

June 28, 2021

38.	In regards to agreement with Genomatica, please address the following:

•

We note that the Genomatica FSA represented a modification to the Genomatica Collaboration agreement that resulted in a change in the transaction price from milestones to a cost-plus fixed margin structure. The Genomatica FSA did not result in the addition of any distinct promised goods or services, and your remaining obligation post-modification was to finish the partially satisfied development work that had commenced under the Genomatica Collaboration which you indicate was satisfied during the year ended December 31, 2019. In this regard, please explain to us the nature of the remaining deferred revenue balances at December 31, 2020 and December 31, 2019; and

•

We note that you concluded that Genomatica is a variable interest entity for which you are not the primary beneficiary. Please explain to us the extent of your representation on the board of directors as well as on the joint steering committee.

Response: As of December 31, 2019, all development work that had commenced under the Genomatica Collaboration had been completed. Accordingly, there were no deferred revenue balances remaining at December 31, 2020 and 2019 related to the Genomatica Collaboration. The remaining deferred revenue balances as of December 31, 2020 and 2019 represent amounts Genomatica has prepaid for services that it may request in the future.

The Company respectfully advises the Staff that Ginkgo holds one seat on the board of directors of Genomatica. Genomatica’s board of directors is comprised of five members. In accordance with the Genomatica FSA, the joint steering committee includes equal representation of two members from each of Genomatica and Ginkgo. All votes of the joint steering committee require a consensus vote to be approved with disputes being resolved by consensus among the respective Chief Executive Officers or the dispute provisions provided in the agreement which require arbitration.

39.

In regards to Synlogic, Inc, we note that you purchased shares of common stock for a total purchase price of $57.1 million and warrants for which you made a non-refundable prepayment related to the exercise price of the warrant for a total payment of $22.9 million. At inception, the fair value of the equity method investment in Synlogic was recorded at $35.8 million as a component of equity method investments on the Consolidated Balance Sheet. Please explain to us how you determined this was the appropriate fair value based on the current stock price at the time, as well as, how you reflected the difference between the $57.1 million total purchase price and the $35.8 million equity method investment. In a similar manner, please address how you reflected the difference between the purchase price and the amount recorded related to the warrant.

Response: The Company respectfully advises the Staff that Ginkgo determined the fair value of its equity method investment, related to the purchase of 6,340,771 shares of Synlogic common stock, based on an estimated fair value per share of Synlogic common stock received of $5.64. This fair value per share was determined based on the closing price of a share of Synlogic common stock on the date of the transaction ($6.27), less a 10% discount to reflect the trading restrictions on the shares of common stock received. Ginkgo was precluded from selling the shares of Synlogic common stock for 180 days from the date of purchase. This resulted in Ginkgo initially recording $35.8 million as the fair value of its equity method investment.

U.S. Securities and Exchange Commission

June 28, 2021

Ginkgo valued the warrants using the same fair value per share of Synlogic common stock less the remaining exercise price of $0.01 per share which resulted in the fair value of the warrants being recorded at inception at $14.4 million.

The amount paid in excess of fair value for the common stock and warrants was recognized as a reduction in prepaid services under the Synlogic FSA, as follows:

40.

In regards to Amyris, Inc., we note that as of December 31, 2020, you were owed (i) the $12.0 million principal balance on the promissory note which matures on October 19, 2022 and (ii) payments under the Partnership Agreement, as amended, which includes quarterly payments of $0.2 million to $0.3 million through September 2022 and an end of term payment of $9.8 million on October 19, 2022. During the year ended December 31, 2020, you received payments of $8.3 million which are recorded as a component of other income (expense). Please clarify in your disclosures why the payments received are being recorded as other income rather than as a repayment towards the promissory note.

Response: The Company respectfully advises the Staff that the balance due on the promissory note, and right to payments due under the Partnership Agreement, are not recognized in Ginkgo’s financial statements until the gain is realized. There is no asset recorded related to these amounts. Accordingly, these amounts are recorded as Other Income when realized. The Company has revised the disclosure on page F-89 of Amendment No. 1 in response to the Staff’s comment and provided additional clarification.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Harry E. Sloan, Chief Executive Officer, Soaring Eagle Acquisition Corp.

Eli Baker, Chief Financial Officer, Soaring Eagle Acquisition Corp.